UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 22, 2023, MorphoSys AG (the “Company”) published its Annual Financial Statement as of December 31, 2022 (German GAAP) attached hereto as Exhibit 99.1.

Exhibit 99.1 to this report on Form 6-K is incorporated by reference, other than the information under the Sections “Summary” on page 2-3, “Research and Development” on pages 7-14, “The Management Board’s General Assessment of Business Performance” on page 23-25 and “Outlook and Forecast” on page 26-28, in the registration statement on Form S-8 (File No. 333-265727) of MorphoSys AG and in the outstanding prospectus contained in such registration statement.

Exhibits

99.1    Annual Financial Statement of MorphoSys AG as of December 31, 2022 (German GAAP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: March 22, 2023    By:    /s/ i.A. Kristina Grötsch
        Name: Kristina Grötsch
        Title:    Senior Specialist Investor Relations

    By: /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
            Title:     Director Investor Relations